

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2014

<u>Via E-mail</u>
Scott L. Mathis
Chief Executive Officer
Algodon Wines & Luxury Development Group, Inc.
135 Fifth Avenue, Floor 10
New York, NY 10010

> **Re: Algodon Wines & Luxury Development Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12(g)**
> **Filed July 3, 2014**
> **File No. 000-55209**

Dear Mr. Mathis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 7 or our letter dated June 11, 2014. We note your updated disclosures regarding Mr. Mathis's current statutory disqualification under consideration with FINRA. Please expand your disclosure in your MD&A to discuss the impact that FINRA's determination that Mr. Mathis may have to disassociate from DPEC Capital, Inc. ("DPEC") could have on your operations. Please clarify whether you will be able to retain your interest in DPEC if Mr. Mathis is required to disassociate from DPEC. Please also update your Risk Factor header at the bottom of page 13 to better specify the disclosed risk. Further, please revise to state whether Mr. Mathis has satisfied all outstanding tax debt. We may have further comment.

Industry and Market Data, page 3

2.   We continue to review your materials submitted in response to comment 2 of our letter dated June 11, 2014. We may have further comment. Please also confirm, as previously requested, that such materials were not prepared for or commissioned by the registrant or its affiliates.

Risk Factors, page 4

General

3.   We note your response to comment 4 in our letter dated June 11, 2014; however, your introductory language continues to state that the disclosed risks are not the only risks that you face. Please advise or revise, as previously requested.

4.   We were unable to locate your revision in response to comment 5 in our letter dated June 11, 2014. Please advise or amend, as previously requested.

Continuing inflation may have an adverse effect on the economy, page 5

5.   We note your revisions in response to prior comment 6. In your next amendment, please disclose inflationary data through the date of your filing to the extent available, including cumulative year-to-date inflation statistics.

6.   Please also provide us support for your figures represented here, including data culled from the INDEC. We may have further comments.

Item 1. Business

Business and Overview of AWLD

Argentina Activities, page 19

7.   We note your revision in response to comment 9 in our letter dated June 11, 2014; however, your strategy for effecting such repositioning remains unclear. Please revise to further discuss. As an example, please explain how you intend to "gradually increment [y]our average fares." We may have further comments based on your response.

Plan of Operations, page 19

8.   We reissue comment 10 from our letter dated June 11, 2014. Please revise to discuss with greater specificity, including milestones and anticipated timeframes for completion, the objectives you have outlined in this section.

9.   We have reviewed your revised disclosure in response to comment 11 from our letter dated June 11, 2014. It appears that your presumption that food and beverage revenues will increase because of more social and corporate events business is based entirely on your marketing activity. Please clarify to us whether such marketing programs are new for 2014 or if they were in place in 2013. Also, tell us if there is any substantive evidence that revenues will increase as a result of these efforts (i.e. confirmed bookings).

10.   Related to the comment above, please revise your disclosure to provide the basis for your presumption that room revenues will increase due to direct bookings and a higher occupancy percentage (i.e. confirmed bookings or other substantive evidence).

Description of Specific Investment Projects, page 20

11.   We have considered your disclosures in this section in response to comment 13 in our letter dated June 11, 2014. Please expand your disclosures in the MD&A to discuss the drivers of the variance in both your occupancy and revenue figures. Please also disclose the average daily rate for your rooms during such period and provide updated information to reflect current performance. We note you reference to 2013 figures. We may have further comment.

Le Spa Davidoff, page 22

12.   We note your response to comment 14 of our letter dated June 11, 2014. We note that you outsource management to CL45. Please file the agreement with CL45 in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to file it. Further, please disclose the material terms of the agreement and disclose the impact on your operations if this agreement is terminated.

Algodon Wines, page 23

13.   We note your response to comment 17 of our letter dated June 11, 2014. Please file the agreements is accordance with Item 610(b)(10)(ii) of Regulation S-K, or tell us why you believe these contracts do not fall within the categories listed in this section.

Algodon Wine Estates – Real Estate Development, page 25

14.   We have reviewed your revised disclosure under this heading and it does not appear that you have addressed comment 20 from our letter dated June 11, 2014. As such, we are reissuing this comment in its entirety. For each phase, discuss the costs incurred to date and the estimated costs to complete. Include a Critical Accounting Policy within your MD&A that discusses how you allocate development costs to individual lots.

Management's Discussion and Analysis of Financial condition and Results of Operations, page 28

Recent Developments and Trends, page 28

15.   We note your response to comment 21 of our letter dated June 11, 2014. Please revise to disclose whether your business is currently in compliance with the government regulations referenced.

Consolidated Results of Operations, page 29

Year ended December 31, 2013 Compared to the Year ended December 31, 2012

Revenues, page 30

16.   We have reviewed your revised disclosure under this heading and reissue comment 24 from our letter dated June 11, 2014 in its entirety. We note that restaurant revenues have decreased due to reduced staffing and fewer operating hours. Please clarify the reasons for scaling back the restaurant business and quantify the effect this had on gross profit in your next amendment.

Gross Profit, page 31

17.   Your revised disclosure indicates that the change in gross profit relates primarily to a reduction of direct labor costs. Please clarify if raw materials and indirect labor have remained substantially unchanged.

General and Administrative Expenses, page 31

18.   It does not appear that you have addressed comment 26 from our letter dated June 11, 2014. As such, we are reissuing this comment in its entirety. We note that the increase is due mainly to a one-time charge related to the issuance of immediately vested stock options in 2013. Please expand your disclosure to indicate the reasons that such a significant issuance occurred and to whom the options were issued.

Liquidity and Capital Resources, page 32

19.   We were unable to locate your response to comment 27 of our letter dated June 11, 2014 and reissue our comment. We note your discussion of extensive construction costs and delays in completion for the redevelopment of the Algodon Mansion and Algodon Wine Estates. Please revise here to quantify your anticipated cash uses for the next fiscal year, including estimated development and re-development costs, the current scope of development or redevelopment projects, including development expenditures, and the

anticipated completion date, considering your current lack of funding sources and recurring losses

Item 10. Recent Sales of Unregistered Securities, page 54

20.   We note your revisions in this section in response to comment 34 in our letter dated June 11, 2014. With respect to each of such transactions referenced herein, please tell us whether you filed a Form D with the Commission regarding the offer and sale of these securities, and if not, explain why.

Note 15. Related Party Transactions, page F-24

Revenues, page F-24

21.   We have reviewed your response to comment 41 from our letter dated June 11, 2014. Since the unrealized income (loss) associated with warrants previously received for services does not represent revenue, please revise your disclosure to separately discuss revenue and unrealized holding gains (losses).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or Stacie Gorman, Senior Counsel, at (202) 551-3585 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Victoria Bantz, Esq. (via e-mail)
        Eric S. Hutner, Esq. (via e-mail)